SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Twelve-Month Period Ended December 31, 2002

Commission File No. 0-20165

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

STERIS Corporation 401(k) Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

STERIS Corporation 401(k) Plan

December 31, 2002 and 2001 and the Year ended December 31, 2002 with Report of Independent Auditors

STERIS Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2002 and 2001,

and the Year ended December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	9

Exhibits

Exhibit 23—Consent of Independent Auditors	11

Exhibit 99.1—Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	12

Exhibit 99.2—Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

Report of Independent Auditors

Board of Directors

STERIS Corporation

Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of the STERIS Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

June 23, 2003

Cleveland, Ohio

STERIS Corporation

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$160,327,232	$154,545,333
Receivables:
Employer contributions	851,356	804,357
Accrued income and other	—	56,192

Total receivables	851,356	860,549

Total assets	161,178,588	155,405,882
Liabilities
Accrued purchase of investments	—	(54,968)

Net assets available for benefits	$161,178,588	$155,350,914

See accompanying notes.

STERIS Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Interest and dividends	$2,200,922
Contributions:
Participant	10,959,510
Employer	3,950,263
Rollovers	471,203

15,380,976

Total additions	17,581,898
Deductions
Net depreciation in fair value of investments	1,565,886
Benefits paid directly to participants	10,112,701
Administrative expenses	75,637

Total deductions	11,754,224

Net increase	5,827,674
Net assets available for benefits:
Beginning of year	155,350,914

End of year	$161,178,588

See accompanying notes.

STERIS Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the Company, STERIS, or Plan Administrator). All domestic employees of STERIS and certain subsidiaries who have completed three months of service and have attained the age of 18 are eligible to participate. The assets of the Plan were maintained and the transactions therein were executed by KeyBank through October 6, 2002 and since October 7, 2002 are maintained and the transactions therein are executed by Principal Life Insurance Company (the Trustee), who also serves as the Plan recordkeeper. Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an entry date). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

A participant is permitted to contribute between 1 percent and 10 percent of his or her compensation received during a calendar year. All contributions made by a participant must be “before-tax” deferred compensation contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make matching discretionary contributions to a participant’s account. The level of matching contributions is determined quarterly by the Company for participants who are not Erie UAW Local 832 or Erie IAM Local 1968, hired on or before December 4, 1998. Employer contributions are allocated to each participant’s account in accordance with the investment election choices made by the participant. For the year ended December 31, 2002, the Company made a 25 percent matching cash contribution on the first 6 percent of Erie UAW Local 832 and Erie IAM Local 1968 participants, hired on or before December 4, 1998. The Company made a 50 percent matching contribution in cash on the first 6 percent of participant contributions for all other participants.

STERIS Corporation

401(k) Plan

Notes to Financial Statements (continued)

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and are fully vested in Company matching contributions plus actual earnings thereon at such time the contribution is made.

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, loans, withdrawal transfers and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at market value.

A participant may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation common stock, in 1 percent increments.

Participants can change their investment direction at any time. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 1 percent) transferred from any fund in which it is invested to any other fund.

Plan Withdrawals and Distributions

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement elect to receive installment payments over a period not exceeding the life expectancy of the participant or their beneficiary. An employed participant who is age 59-1/2 or older or who has a specific financial hardship may withdraw a portion of their account.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years and are secured by the balance in the participants account. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions.

STERIS Corporation

401(k) Plan

Notes to Financial Statements (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The Company has elected to pay audit and consulting fees only.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investment funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STERIS Corporation

401(k) Plan

Notes to Financial Statements (continued)

3. Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the special funds of the Trustee and the payment of administrative expenses.

The Plan purchased common shares of the Company for $4,919,822 and sold common shares of the Company for $8,735,208 during the year ended December 31, 2002.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 10, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Investments

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

STERIS Corporation

401(k) Plan

Notes to Financial Statements (continued)

Net Appreciation/ (Depreciation) in Fair Value of Investments
Fair value as determined by quoted market prices:
STERIS Corporation common shares	$10,685,126
Mutual funds	(16,561,357)
Common/collective fixed income investment funds	1,003,668
Pooled Separate Accounts	3,306,677

$(1,565,886)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001
STERIS Corporation common shares	$41,101,060	$34,111,351
Dodge & Cox Balanced Fund	36,663,071	—
Victory Balanced Fund	—	38,762,313
Principal Large Cap Stock Index Separate Account	29,695,306	—
Victory Stock Index Fund	—	43,920,306
Victory DCS Magic Fund	23,641,518	17,856,888
PIMCO Total Return Admin Fund	12,045,752	8,519,030

STERIS Corporation

401(k) Plan

EIN: 34-1482024            Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, or Lessor Similar Party	Description of Investment Including Maturity Date, Rate of Interest Par, or Maturity Value	Current Value
Common Stock
* STERIS Corporation	STERIS Corporation common shares	$41,101,060
Mutual Funds
Pacific Investment Management Co.	PIMCO Total Return Admin Fund	12,045,752
Dodge and Cox Funds	Dodge & Cox Balanced Fund	36,663,071
Victory Funds	Victory Diversified Stock A Fund	2,845,850
Fidelity Investments	Fidelity Advisor Mid Cap T Fund	2,889,592
Neuberger Berman Management	Neuberger Berman Genesis Asset Fund	6,220,831
The American Funds	American Europacific Growth Fund	816,440

		61,481,536
Common/Collective Fixed Income Investments Funds
Victory Funds	Victory DCS Magic Fund	23,641,518
Pooled Separate Accounts
* Principal Life Insurance Company	Principal Large Cap Stock Index Separate Account	29,695,306
Other
* Participant Loans	Bearing interest between 5.25% and 10.5% and maturing through 2008	4,407,812

		$160,327,232

*  Indicates party-in-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS CORPORATION 401 (K) PLAN

Dated: June 26, 2003	/s/ LAURIE BRLAS
Laurie Brlas
Senior Vice President and Chief Financial Officer